OAKLAND PRO SOCCER, LLC DBA OAKLAND ROOTS SPORTS CLUB

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Audited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT ACCOUNTANT'S AUDIT REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet. 3

Statement of Operations 4

Statement of Changes in Members' Equity 5

Statement of Cash Flows 6

Notes to Financial Statements 7

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Oakland Pro Soccer, LLC DBA
Oakland Roots Sports Club
Oakland, California

Opinion

We have audited the financial statements of Oakland Pro Soccer, LLC DBA Oakland Roots Sports Club (the "Company,"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2022.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 29, 2023
Los Angeles, California

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	777,596	$	555,587
Acccounts Receivable, net		125,208		22,426
Due from related party		52,796		616,415
Inventory		-		9,910
Prepaids and other current assets		19,966		40,618
Total current assets		**975,566**		**1,244,956**
Property and equipment, net		2,767,821		2,668,525
Intangible assets, net		3,298,433		3,729,251
Right of use assets		395,119		-
Total assets	**$**	**7,436,939**	**$**	**7,642,732**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	164,560	$	2,148,306
Credit Card		1,379		24,806
Deferred revenue		399,861		450,614
Right of use liability, current portion		198,318		-
Other current liabilities		517,834		251,685
Total current liabilities		**1,281,952**		**2,875,411**
Note payable		-		412,535
Due to related party		9,200,000		4,000,000
Right of use liability		196,800		-
Other long-term liabilities		-		116,000
Total liabilities	**$**	**10,678,752**	**$**	**7,403,946**
MEMBERS' EQUITY				
Members' equity	$	(3,241,813)	$	238,786
Total liabilities and members' equity	**$**	**7,436,939**	**$**	**7,642,732**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net revenue	$	3,775,068	$	1,992,179
Cost of Goods Sold		492,247		246,385
Gross profit		3,282,821		1,745,794
Operating expenses				
Personnel		4,267,527		2,983,688
Professional services		1,484,579		3,014,760
General and administrative		8,281,585		7,432,933
Sales and marketing		186,320		331,149
Total operating expenses		14,220,011		13,762,530
Operating income/(loss)		(10,937,190)		(12,016,736)
Interest expense		171,845		71,690
Other Loss/(Income)		(1,162,172)		(468,993)
Income/(Loss) before provision for income taxes		(9,946,863)		(11,619,433)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**(9,946,863)**	**$**	**(11,619,433)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31, 2022		
(in , $US)		
Balance—December 31, 2020	**$**	**3,237,128**
Capital Contribution		8,621,091
Net income/(loss)		(11,619,433)
Balance—December 31, 2021	**$**	**238,786**
Capital Contribution		6,466,264
Net income/(loss)		(9,946,863)
Balance—December 31, 2022	**$**	**(3,241,813)**

See accompanying notes to financial statements.

As of December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(9,946,863)	$	(11,619,433)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation and amortization		667,069		846,754
Changes in operating assets and liabilities:				
Accounts receivable		(102,782)		19,749
Due from related party		563,619		(611,066)
Inventories		9,910		16,408
Prepaids and other current assets		20,652		(19,833)
Accounts payable		(1,983,746)		2,027,868
Credit Card		(23,427)		24,300
Deferred revenue		(50,753)		173,710
Other current liabilities		266,149		244,376
Other long-term liabilities		(116,000)		(234,000)
Net cash provided/(used) by operating activities		**(10,696,173)**		**(9,131,168)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(335,547)		(2,572,452)
Net cash used in investing activities		**(335,547)**		**(2,572,452)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from note payables, net		4,787,465		1,109,335
Capital contributions		6,466,264		8,621,091
Net cash provided/(used) by financing activities		**11,253,729**		**9,730,426**
Change in cash		222,009		(1,973,194)
Cash—beginning of year		555,587		2,528,781
Cash—end of year	**$**	**777,596**	**$**	**555,587**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Oakland Pro Soccer LLC DBA Oakland Roots Sports Club was formed on July 11, 2018 in the state of California. The financial statements of Oakland Pro Soccer LLC DBA Oakland Roots Sports Club (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Oakland, California.

Oakland Roots Sports Club is an American professional soccer team based in Oakland, California currently playing in the USL Championship.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2021. These financial instruments include cash, accounts payable, and

accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $285,568 and $70,868, respectively.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computers	5 years
Equipment	5 years
Furniture & Fixtures	5 years
Turf	15 years

Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful lives to the residual value of the related assets. Intangibles include software and licences and are amortized over the period of five and ten years, respectively.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset

carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from sponsors, concession sales, sale of match tickets and club related merchandise.

Cost of sales

Costs of sales include costs of purchasing food, beverage and merchandise.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $186,320 and $331,149, which is included in sales and marketing expenses.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 29, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables refer to trade receivables, account payables consist primarily of trade payables, accrued revenue refers to income that has been collected but without fulfilling revenue recognition prerequisites while credit card liabilities refer to short-term liabilities towards the bank due to the credit card usage. Inventory refers to purchased goods.

Prepaid and other current assets consist of the following items:

As of December 31,		2022		2021
Prepaid expenses	$	2,300	$	2,493
Deposits		17,666		38,125
Total Prepaids and Other Current Assets	**$**	**19,966**	**$**	**40,618**

Other current liabilities consist of the following items:

As of December 31,		2022		2021
Accrued Expenses		138,918		37,067
Sales Tax Payable		4,910		8,928
Contract Fee Payable		116,000		116,000
Accrued Interest		258,006		89,690
Total Other Current Liabilities	**$**	**517,834**	**$**	**251,685**

Other long-term liabilities consist of the following items:

As of December 31,		2022		2021
Contract Fee Payable	$	-	$	116,000
Total Other Long-Term Liabilities	**$**	**-**	**$**	**116,000**

4. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,		2022		2021
Computers	$	56,306	$	56,306
Equipment		948,017		877,389
Furniture & Fixtures		101,520		101,520
Assets under construction		456,428		198,957
Turf		1,908,958		1,908,958
Property and Equipment, at Cost		**3,471,228**		**3,143,129**
Accumulated depreciation		(703,407)		(474,604)
Property and Equipment, Net	**$**	**2,767,821**	**$**	**2,668,525**

Assets under construction refer to the construction of a new training facility as well as a temporary and a permanent stadium.

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $228,803 and $408,488, respectively.

5. INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible assets consist of:

As of Year Ended December 31,		2022		2021
Software	$	11,448	$	4,000
Licences		4,402,648		4,402,648
Intangible Assets, at Cost		**4,414,096**		**4,406,648**
Accumulated amortization		(1,115,663)		(677,398)
Intangible Assets, net	**$**	**3,298,433**	**$**	**3,729,251**

Amortization expenses for intangible assets for both fiscal years ended December 31, 2022, and 2021 were in the amount of $438,266.

6. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2022	
Member's name	**Ownership percentage**
Oakland Soccer Opportunity Fund LLC	84.74%
Member 1	4.25%
Member 2	4.25%
Member 3	2.97%
Member 4	2.82%
Member 5	0.43%
Member 6	0.21%
Member 7	0.21%
Member 8	0.14%
TOTAL	**100.0%**

7. DEBT

Loans

During the years presented, the Company entered into loans agreements. The details of the Company's loans and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Creditor	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
PPP Loan	$ 412,535	1.00%	Fiscal year 2021	2.1.2026	-	-	-	-	-	-	-	-	$ 412,535	412,535
Steven Aldrich	2,250,000	SOFR+1.5%	Fiscal year 2021	12.2.2027	43,850	43,850	-	2,250,000	2,250,000	-	-	-	1,000,000	1,000,000
Barney and Temple Schauble	6,950,000	SOFR+1.5%	Fiscal year 2020	12.2.2027	124,466	214,156	-	6,950,000	6,950,000	71,690	89,690	-	3,000,000	3,000,000
Total	**$ 9,612,535**				**$ 168,315**	**$ 258,006**	**$ -**	**$ 9,200,000**	**$ 9,200,000**	**$ 71,690**	**$ 89,690**	**$ -**	**$ 4,412,535**	**$ 3,000,000**

The summary of the future maturities is as follows:

As of the Year Ended December 31, 2022	
2023	$0
2024	0
2025	0
2026	0
2027	9,200,000
Thereafter	0
Total	**$9,200,000**

During 2021, the Company has entered into PPP (Payment Protection Program) loans and successfully applied for loan forgiveness in that year. For the year ended December 31, 2022 income from loan forgiveness amounted to $412,535 which is shown within other expense/(Income).

8. LEASES

In November 2022, the Company entered into several lease agreements to rent apartments. The lease has an original period expiring on November 31, 2024. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably assured. Its lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. The cumulative effects of the changes made to its balance sheet as of December 31, 2022 as a result of the adoption of the accounting standard update on leases were as follows:

		December 31, 2022
Lease liability		
Beginning balance	$	429,477
Additions		-
Lease payments		(31,175)
Balance at end of period	**$**	**398,302**

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

		December 31, 2022
2023	$	227,328
2024		208,384
Thereafter		-
Total	**$**	**435,712**

9. RELATED PARTY TRANSACTIONS

The Company has determined that key management personnel consist of investors, executive and non-executive members of the Board of Directors and corporate officers.

As of December 31, 2022 and 2012, the amounts due from members were $52,796 and $616,415 respectively.

During fiscal years 2020 and 2021, the Company entered into loans as outlined in footnote 7. As of December 31, 2022 and 2021, amounts due to members in regard to loans were $9,200,000 and $4,000,000 respectively while accrued interest amounted to $258,006 and $89,690 respectively. Loans bear an interest rate of SOFR+1.5% p.a. and mature in 2027.

10. COMMITMENTS AND CONTINGENCIES

Operating leases

In addition to long-term leases the Company has a number of short-term leases in place. Rent expenses were in the amount of $1,254,474 and $487,130 as of December 31, 2022, and December 31, 2021, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the

Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulations as of December 31, 2022, and December 31, 2021.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022 and December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022, through June 29, 2023, which is the issuance date of these financial statements.

In the first half of 2023 the Company raised capital from existing investors and additional capital in total amount of $4,256,594.36.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The Company has a net operating loss of $9,946,863, an accumulated deficit of $31,520,497, an operating cash flow loss of $10,696,173, and liquid assets in cash of $777,596. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amount of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.